UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 15, 2024 titled “Arcos Dorados Reports Strong First Quarter Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 15, 2024

Item 1

Arcos Dorados 1Q 2024 Results May 15, 2024

ARCOS DORADOS REPORTS STRONG FIRST QUARTER FINANCIAL RESULTS

•	Total revenues of $1.1 billion in the first quarter, up 9.1% versus the prior year.

•	Systemwide comparable sales¹ grew 38.6% in the first quarter, supported by the twelfth consecutive quarter of guest volume growth.

•	Digital channels (Mobile App, Delivery and Self-order Kiosks) generated 55% of systemwide sales in the period, including 22% identified sales.

•	Loyalty Program reached 8 million registered members, more than double the year-end 2023 total.

•	Consolidated Adjusted EBITDA¹ was $108.9 million, rising 8.4% year-over-year.

•	Net Income was $28.5 million in the first quarter, or $0.14 per share.

Montevideo, Uruguay, May 15, 2024 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America and the Caribbean’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended March 31, 2024.

First Quarter 2024 Highlights
•	Consolidated revenues totaled $1.1 billion, up 9.1% in US dollars versus the prior year period.

•	Systemwide comparable sales¹ increased 38.6% versus the first quarter of 2023, supported by positive guest traffic at the consolidated level, which grew for the twelfth consecutive quarter.

•	Consolidated Adjusted EBITDA¹ of $108.9 million, grew 8.4% in US dollars versus the prior year period, with strong performances in both Brazil and the North Latin American Division (NOLAD).

•	Adjusted EBITDA margin expanded 90 basis points in Brazil and 30 basis points in NOLAD.

•	Net income was $ 28.5 million in the quarter, or $0.14 per share.

•	Net Debt to Adjusted EBITDA leverage ratio ended the first quarter at 1.2x.

•	The Company opened 22 restaurants in the quarter, including 19 free-standing locations.

1	For definitions, please refer to pages 15 and 16 of this document.

Message from Marcelo Rabach, Chief Executive Officer

The strength of these results demonstrate how far we have come as a company over the last decade. The Arcos Dorados business model delivered solid US dollar growth to start 2024, despite a challenging economic environment in one of our main markets. Importantly, by operating responsibly and managing the business with a long-term mindset, we built our strongest ever Brand reputation among Latin America’s quick service restaurant (QSR) customers.

Over the last ten years we diversified our business to reduce our exposure to any single country. While Brazil remains our biggest market, both NOLAD and SLAD now contribute significantly to sales and EBITDA. NOLAD generates results in hard or very stable currencies while high growth potential markets in SLAD, such as Chile, Colombia and Uruguay, have also increased their contributions to consolidated results.

The business model and the Three-D’s strategy (Digital, Delivery and Drive-thru) are working well together. We are focused on generating sustainable profitability growth over the long term. Our balanced approach to managing pricing, product mix and guest volumes is driving above-inflation comparable sales growth throughout our operations. Guest volumes are key to driving sustainable sales growth, and the McDonald’s Brand captures the highest volume per restaurant in our region.

We see significant growth potential in Latin America and the Caribbean, and we are accelerating restaurant openings. We expect investments in the McDonald’s Brand to foster a virtuous cycle of growth in our communities and local economies. A more robust local economy should, in turn, support our long-term expansion plans while insulating the business from short-term volatility.

Before closing, I want to express how saddened we are by the severe flooding in Brazil's southernmost state: Rio Grande do Sul. Since this is an ongoing situation, it is too early to estimate the long-term human and environmental impacts of this natural disaster. In the meantime, we are actively supporting our people, suppliers, sub-franchisees and the communities we serve.

Our efforts are focused on our employees and their families, including by providing basic necessities and by guaranteeing their job security during this difficult period. We have also begun distributing food within the communities we serve as well as to first responders. Our restaurant spaces have been made available to people seeking shelter, food or even just a place to charge their cell phones. Moving forward we will be working on several initiatives, in coordination with local governments and NGO’s to continue supporting our people and to aid in reconstruction.

Finally, as we think about the future of Arcos Dorados, we believe all the levers we pulled to generate the strong results of the first quarter and, indeed, the last several years, will continue to drive results into the future. This is why we are confident we will be able to generate significant shareholder value for many more years to come.

Thank you for your continued support of Arcos Dorados.

Consolidated

Results

Consolidated Results

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,312			2,381

Sales by Company-operated Restaurants	946.4	(365.5)	450.5	1,031.4	9.0%	47.6%
Revenues from franchised restaurants	44.4	(8.1)	13.6	49.9	12.4%	30.6%
Total Revenues	990.8	(373.6)	464.1	1,081.4	9.1%	46.8%
Systemwide Comparable Sales						38.6%
Adjusted EBITDA	100.5	6.9	1.6	108.9	8.4%	1.6%
Adjusted EBITDA Margin	10.1%			10.1%	-
Net income (loss) attributable to AD	37.4	1.8	(10.7)	28.5	-23.8%	-28.7%
No. of shares outstanding (thousands)	210,595			210,656
EPS (US$/Share)	0.18			0.14

Arcos Dorados’ total revenues reached $1.1 billion, up 9.1% in US dollars versus the prior year quarter. Systemwide comparable sales in the first quarter rose 38.6%, with nearly all the Company’s markets growing sales above local inflation. Importantly, consolidated guest volume grew for the twelfth consecutive quarter. The Company’s systemwide comparable sales grew 2.2x blended inflation for the period, excluding Argentina.

Off-premise sales (Delivery and Drive-thru) increased 14% in US dollars versus the prior year, and generated 44% of systemwide sales in the first quarter of 2024. On-premise sales (front counter, dessert centers and McCafé) grew 7% in US dollars versus the prior year, accounting for 56% of systemwide sales in the quarter.

Digital channel sales rose 30% versus the prior year and represented 55% of systemwide sales. The Company’s Digital platform continued to drive topline performance in the first quarter, boosted by the strong penetration of sales through Self-order kiosks and the Own Delivery and Mobile Order and Pay functionalities on the Mobile App.

The Company’s Digital platform drove visit frequency by offering an increasingly personalized experience to guests. As of the end of March 2024, Arcos Dorados’ Customer Relationship Management platform had about 85 million unique registered users and the Company’s Mobile App surpassed 123 million cumulative downloads, reaching more than 19 million monthly active users in the quarter. During the quarter, identified sales represented 22% of total sales.

Notably, in the first quarter of 2024 the Company signed an agreement to become a regional sponsor of Formula One in Latin America. The sport has become very popular with families throughout the region, bridging all demographic, gender and socioeconomic groups. This agreement is expected to provide significant brand presence and the sponsorship will focus on further leveraging the Company's successful Three-D’s strategy, especially the Drive-thru segment with its precision, teamwork and speed of service.

Adjusted EBITDA

1Q24 Adjusted EBITDA Bridge
($ million)

First quarter consolidated Adjusted EBITDA reached $108.9 million, up 8.4% in US dollars over the prior year quarter, with strong performances in Brazil and NOLAD more than offsetting the decline in the South Latin American Division (SLAD). The significant devaluation of the Argentine peso in December 2023 and a weaker consumption environment in Argentina impacted SLAD’s results in the quarter. Consolidated Adjusted EBITDA margin remained flat at 10.1% versus the prior year, with margin expansion in Brazil (90 basis points) and NOLAD (30 basis points) offsetting a margin contraction in SLAD.

Consolidated margin performance included lower Food and Paper (F&P) costs as a percentage of revenue, driven by a better gross margin in Brazil, coupled with operating leverage in General and Administrative expenses (G&A) when compared with the prior year. Payroll expenses were flat as a percentage of revenue compared with the prior year quarter. These effects were offset by moderately higher Occupancy & Other Operating expenses in the first quarter as a percentage of revenue, primarily explained by a decline in operating leverage due to below inflation sales growth in Argentina.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: There were no notable items included in Adjusted EBITDA in either the first quarter of 2024 or the first quarter of 2023.

Excluded from Adjusted EBITDA: There were no notable items excluded from Adjusted EBITDA in either the first quarter of 2024 or the first quarter of 2023.

Non-operating Results

Arcos Dorados’ non-operating results for the first quarter included net interest expenses of $16.4 million and a non-cash foreign exchange loss of $1.0 million. The Company recorded an income tax expense of $19.0 million in the quarter.

Net income attributable to the Company totaled $28.5 million, or $0.14 per share, in the first quarter of 2024. Total weighted average shares for the first quarter of 2024 amounted to 210,655,747 compared to 210,594,545 in the prior year’s quarter.

Divisional

Results

Brazil Division

Figure 2. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,091			1,141

Total Revenues	374.2	20.8	54.0	448.9	20.0%	14.4%
Systemwide Comparable Sales						9.4%
Adjusted EBITDA	59.5	3.5	12.5	75.4	26.9%	21.0%
Adjusted EBITDA Margin	15.9%			16.8%	0.9 p.p.

Brazil’s revenues increased 20.0% in US dollars versus the first quarter 2023, reaching $448.9 million. Systemwide comparable sales rose 9.4% year-over-year, or 2.2x the country’s inflation in the period.

Guest traffic and sales growth were driven by a strong performance of Digital channels. Digital sales rose 38% versus the prior year and contributed more than 65% of the division’s systemwide sales in the period, including 26% identified sales. Delivery sales grew 44% in US dollars versus the prior year and reached a new quarterly sales record for this channel in the country. Off-premise channel sales represented 42% of Brazil’s systemwide sales in the quarter.

The Loyalty program “Meu Méqui” continues to grow and had more than 8 million registered members at the end of April 2024, up from 3.2 million at the end of 2023. The program continued driving improvements in guest frequency, average check and redemption rates.

Brazil’s marketing plans and campaigns included the continuation of the successful “Méqui Me Pega” campaign and the launch of the “Big Tasty Turbo Cheese” sandwich. The market engaged with Generation Z customers by continuing its sponsorship of the region’s most popular music festival, Lollapalooza, in São Paulo as well as the country’s most popular primetime television program, Big Brother Brazil. The division also drove brand excitement and customer engagement across all sales channels by bringing back the McFish sandwich as a limited time offer, selling out in a short time. In the dessert category, Brazil introduced the McFlurry “Chocrocante” with a popular local chocolate known as “Diamante Negro”.

The Brazil division continued to strengthen its brand leadership position, achieving an all-time-high visit share score over the trailing 12 months. The market share gain in Brazil was accompanied by record high scores in brand equity, including Top of Mind and Favorite Brand, which were 4.0x and 2.0x the main competitor’s scores, respectively, according to the Company’s proprietary research. In fact, all brand attributes tracked by the Company presented favorable gaps compared with the nearest competitor in the market.

As reported Adjusted EBITDA in the division reached $75.4 million in the quarter, rising 26.9% versus the prior year in US dollars. Adjusted EBITDA margin was 16.8%, up 90 basis points versus the prior year period, including lower F&P costs as a percentage of revenue and operating leverage in both Payroll and G&A due to strong sales growth in the division.

North Latin American Division (NOLAD)

Figure 3. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	639			647

Total Revenues	259.3	14.9	28.6	302.7	16.8%	11.0%
Systemwide Comparable Sales						8.0%
Adjusted EBITDA	23.7	1.5	3.4	28.6	20.7%	14.3%
Adjusted EBITDA Margin	9.1%			9.4%	0.3 p.p.

As reported revenues in NOLAD reached $302.7 million, up 16.8% in US dollars versus the prior year quarter. Systemwide comparable sales rose 8.0% year-over-year, or 3.1x the division’s blended inflation in the period, with sales increasing above inflation in all markets. The result also included particularly strong traffic growth in Mexico, Costa Rica, Panama and the French West Indies. Additionally, the quarter benefitted from the extra trading day on February 29 and a positive impact from Holy Week, particularly in Mexico.

Digital channels drove topline growth in the first quarter as the Company continued to invest in the modernization of its restaurants and the digitalization of the division. Digital sales reached 38% of systemwide sales in the quarter, compared with just 25% in the prior year quarter, boosted by a significant expansion of sales through self-order kiosks and Delivery versus the previous year.

NOLAD’s key marketing activities included the launch of a new value platform “Elige tu Fav” in Mexico, which allows guests to choose between delicious beef or chicken combos at an attractive price. Also in Mexico, Digital channel sales doubled versus last year and the McDonald’s App is now the most downloaded, and used, App across the country’s QSR industry. Panama implemented a strong value platform, coupled with one of the highest brand equity scores in the region, to accelerate the business in that country. In Puerto Rico, the Company gained significant visit share as the new brand campaign “Saca tu Encanto” resonated well with guests. Each of these three important markets also achieved significant visit and sales share growth during the quarter.

As reported Adjusted EBITDA in the division reached $28.6 million in the quarter, rising 20.7% versus the prior year in US dollars. Adjusted EBITDA margin increased by 30 basis points in the quarter benefiting from operating leverage in Occupancy & Other Operating expenses as well as G&A due to the strong sales growth. These more than offset a modest increase in Payroll expenses as a percentage of revenue.

South Latin American Division (SLAD)

Figure 4. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	582			593

Total Revenues	357.3	(409.2)	381.6	329.7	-7.7%	106.8%
Systemwide Comparable Sales						103.0%
Adjusted EBITDA	40.7	(28.4)	12.5	24.7	-39.2%	30.6%
Adjusted EBITDA Margin	11.4%			7.5%	-3.9 p.p.

As reported revenues in SLAD totaled $329.7 million in the first quarter, down 7.7% year-over-year. Systemwide comparable sales, which includes the impact of Argentina and Venezuela’s high inflation rates, rose 103.0% versus the prior year. SLAD’s systemwide comparable sales grew 1.8x blended inflation, excluding Argentina.

The division’s results were primarily impacted by the ongoing hyperinflationary environment in Argentina, which caused a material reduction of consumption in this market, as well as the significant devaluation of the country’s currency at the end of 2023. The devaluation of the Chilean peso and the social unrest in Ecuador also contributed to offset strong sales performances in other markets such as Colombia, Peru and Uruguay.

Digital sales, which accounted for 53% of systemwide sales in SLAD, benefited from the improving performance of the Mobile Order and Pay and Own Delivery functionalities in the Mobile App, which led to an increase in identified sales across the division.

The SLAD division strengthened brand affinity among younger consumers, by sponsoring the most relevant music festivals in the region, including Lollapalooza in Argentina and Chile, as well as Estereo Picnic in Colombia. The Company brought menu innovation to SLAD’s markets with the launch of the “Quarter Pounder Western BBQ” in Chile and Uruguay, “Quarter Pounder Cheesy Jalapeño” in Ecuador and the “Grand Tasty Spicy” in Argentina, among others. These new product launches helped drive restaurant traffic and average check growth. SLAD continued making inroads in the chicken category, with the launch of the “McCrispy Chicken” platform in Uruguay and the “McCrispy Chicken Legend” in Colombia, with the latter quickly becoming a guest favorite.

Despite some challenging economic conditions, many of SLAD’s main markets continued gaining market share against their main competitors, a clear reflection of consumer preference for the McDonald’s Brand across the division. This includes Argentina, where the Company’s brand attributes strengthened, and market share increased strongly.

As reported Adjusted EBITDA totaled $24.7 million in the quarter and Adjusted EBITDA margin contracted 390 basis points versus the prior year quarter. The division’s Adjusted EBITDA reflects reduced operating leverage in all cost and expense line items due to the below-inflation sales growth in the first quarter, mostly in Argentina and Ecuador.

New Unit Development

Figure 5. Total Restaurants (end of period)*

	March 2024	December 2023	September 2023	June 2023	March 2023
Brazil	1,141	1,130	1,113	1,098	1,091
NOLAD	647	647	638	639	639
SLAD	593	584	588	580	582
TOTAL	2,381	2,361	2,339	2,317	2,312

*Considers Company-operated and franchised restaurants at period-end

Figure 6. Footprint as of March 31, 2024

	Store Type*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	589	91	461	1,141	699	442	108	2,011
NOLAD	406	48	193	647	494	153	19	518
SLAD	247	125	221	593	503	90	199	726
TOTAL	1,242	264	875	2,381	1,696	685	326	3,255

*FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

During the first quarter of 2024, the Company opened 22 Experience of the Future (EOTF) restaurants, including 19 free-standing units. The Brazil division opened 11 EOTF restaurants in the quarter, with 10 new free-standing units.

At the end of the quarter, 52% of Arcos Dorados’ restaurant footprint was made up of free-standing units and the Company plans to continue focusing its investments on this format to offer guests the most complete McDonald’s restaurant experience while leveraging the incrementality of Drive-thru and Delivery sales.

Arcos Dorados also continued the modernization of its existing restaurants in the quarter and, as of the end of March 2024, there were 1,430 EOTF restaurants making up 60% of the total footprint.

Balance Sheet & Cash Flow Highlights

Figure 7. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	March 31,	December 31,
	2024	2023
Total Cash & cash equivalents (i)	162,473	246,767
Total Financial Debt (ii)	740,015	728,093
Net Financial Debt (iii)	577,542	481,326
LTM Adjusted EBITDA	480,735	472,304
Total Financial Debt / LTM Adjusted EBITDA ratio	1.5	1.5
Net Financial Debt / LTM Adjusted EBITDA ratio	1.2	1.0

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $49.0 million and $46.5 million as a reduction of financial debt as of March 31, 2024 and December 31, 2023, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

As of March 31, 2024, total cash and cash equivalents were $162.5 million and total financial debt (including the net derivative instrument position) was $740.0 million. Net debt (total financial debt minus total cash and cash equivalents) was $577.5 million, up from $481.3 million at the end of 2023, due to the lower cash balance.

The net debt to Adjusted EBITDA leverage ratio ended the quarter at a healthy 1.2x.

Net cash used in operating activities for the three months ended March 31, 2024, totaled $9.4 million. Cash used in net investing activities totaled $49.2 million, including capital expenditures of $61.2 million. Net cash used in financing activities was $8.0 million in the first quarter 2024.

Recent

Developments

2024 Annual General Shareholders Meeting (AGM)

The Company held its AGM on April 26, 2024. All proposals were approved at the meeting.

Moody’s Rating Action

In May 2024, Moody’s re-affirmed Arcos Dorados’ corporate and senior debt rating at Ba2 and upgraded the outlook from Stable to Positive based on the Company's liquidity condition and latest operating performance, following Brazil’s sovereign rating action.

First Quarter 2024 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, May 15, 2024, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados First Quarter 2024 Earnings Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact

Dan Schleiniger

VP of Investor Relations

Arcos Dorados

daniel.schleiniger@mcd.com.uy

Media Contact

David Grinberg

VP of Corporate Communications

Arcos Dorados

david.grinberg@mcd.com.uy

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Definitions

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), this press release and the accompanying tables use a non-GAAP financial measure titled ‘Adjusted EBITDA’. Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses on the statement of income: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, and impairment of long-lived assets.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 8 of this earnings release includes a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation and (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,350 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 03/31/2024). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2024. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

First Quarter 2024 Consolidated Results

Figure 8. First Quarter 2024 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2024	2023
REVENUES
Sales by Company-operated restaurants	1,031,422	946,354
Revenues from franchised restaurants	49,934	44,438
Total Revenues	1,081,356	990,792
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(360,987)	(333,866)
Payroll and employee benefits	(201,960)	(185,317)
Occupancy and other operating expenses	(299,053)	(263,723)
Royalty fees	(65,003)	(56,739)
Franchised restaurants - occupancy expenses	(21,990)	(18,209)
General and administrative expenses	(68,658)	(65,592)
Other operating income (expense), net	3,846	(1,061)
Total operating costs and expenses	(1,013,805)	(924,507)
Operating income	67,551	66,285
Net interest expense and other financing results	(16,438)	(9,859)
Loss from derivative instruments	(1,933)	(4,929)
Foreign currency exchange results	(998)	7,283
Other non-operating expenses, net	(429)	(110)
Income before income taxes	47,753	58,670
Income tax expense, net	(18,961)	(21,026)
Net income	28,792	37,644
Less: Net income attributable to non-controlling interests	(283)	(237)
Net income attributable to Arcos Dorados Holdings Inc.	28,509	37,407
Earnings per share information ($ per share):
Basic net income per common share	$ 0.14	$ 0.18
Weighted-average number of common shares outstanding-Basic	210,655,747	210,594,545
Adjusted EBITDA Reconciliation
Operating income	67,551	66,285
Depreciation and amortization	43,091	33,520
Operating charges excluded from EBITDA computation	(1,707)	699
Adjusted EBITDA	108,935	100,504
Adjusted EBITDA Margin as % of total revenues	10.1%	10.1%

First Quarter 2024 Results by Division

Figure 9. First Quarter 2024 Consolidated Results by Division

(In thousands of U.S. dollars)

	For Three-Months ended		as reported	Constant Currency
	March 31,
	2024	2023	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	448,937	374,198	20.0%	14.4%
NOLAD	302,721	259,266	16.8%	11.0%
SLAD	329,698	357,328	-7.7%	106.8%
TOTAL	1,081,356	990,792	9.1%	46.8%

Operating Income (loss)
Brazil	57,042	44,090	29.4%	23.4%
NOLAD	17,983	13,947	28.9%	21.5%
SLAD	14,442	33,462	-56.8%	-6.6%
Corporate and Other	(21,916)	(25,214)	13.1%	-109.9%
TOTAL	67,551	66,285	1.9%	-25.0%

Adjusted EBITDA
Brazil	75,446	59,473	26.9%	21.0%
NOLAD	28,602	23,700	20.7%	14.3%
SLAD	24,741	40,716	-39.2%	30.6%
Corporate and Other	(19,854)	(23,385)	15.1%	-114.5%
TOTAL	108,935	100,504	8.4%	1.6%

Figure 10. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
1Q24	4.95	16.97	834.32
1Q23	5.19	18.66	192.33

* Local $ per 1 US$

Summarized Consolidated Balance Sheet

Figure 11. Summarized Consolidated Balance Sheet

(In thousands of U.S. dollars)

	March 31,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	127,496	196,661
Short-term investments	34,977	50,106
Accounts and notes receivable, net	148,745	147,980
Other current assets (1)	237,329	210,531
Derivative instruments	45	—
Total current assets	548,592	605,278
Non-current assets
Property and equipment, net	1,124,925	1,119,885
Net intangible assets and goodwill	71,073	70,026
Deferred income taxes	101,184	98,163
Derivative instruments	48,993	46,486
Equity method investments	19,031	18,111
Leases right of use asset	953,139	954,564
Other non-current assets (2)	106,490	106,725
Total non-current assets	2,424,835	2,413,960
Total assets	2,973,427	3,019,238
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	322,753	374,986
Taxes payable (3)	161,929	163,143
Accrued payroll and other liabilities	167,246	142,487
Royalties payable to McDonald’s Corporation	22,007	21,292
Provision for contingencies	1,480	1,447
Interest payable	18,342	7,447
Financial debt (4)	40,145	37,361
Operating lease liabilities	93,146	93,507
Total current liabilities	827,048	841,670
Non-current liabilities
Accrued payroll and other liabilities	27,891	27,513
Provision for contingencies	51,015	49,172
Financial debt (5)	730,566	729,771
Deferred income taxes	1,598	1,166
Operating lease liabilities	848,784	853,107
Total non-current liabilities	1,659,854	1,660,729
Total liabilities	2,486,902	2,502,399
Equity
Class A shares of common stock	389,923	389,907
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,703	8,719
Retained earnings	544,140	566,188
Accumulated other comprehensive loss	(571,554)	(563,081)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	484,760	515,281
Non-controlling interest in subsidiaries	1,765	1,558
Total equity	486,525	516,839
Total liabilities and equity	2,973,427	3,019,238

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous" and "Collateral deposits".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Thank you!